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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
      Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                 --------------

                                 DIATIDE, INC.
                           (Name of Subject Company)

                                 --------------

                            BXA Acquisition Company
                              Schering Berlin Inc.
                          Schering Aktiengesellschaft

                                   (Bidders)

                                 --------------

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   252842109
                     (CUSIP Number of Class of Securities)

                                 --------------

                             Robert Chabora, Esq.
                             Schering Berlin Inc.
                             340 Changebridge Road
                                 P.O. Box 1000
                              Montville, NJ 07045
                                (973) 694-4100

          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                 --------------

                                    Copy to:

                             Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                               New York, NY 10019
                                 (212) 474-1767

                                 --------------

                           CALCULATION OF FILING FEE


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Transaction Valuation*                                   | Amount of Filing Fee
---------------------------------------------------------|---------------------
$113,537,094.............................................|        $22,707
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* For purposes of calculating amount of filing fee only.  The amount assumes the purchase of 11,951,273 shares of Common Stock, par value $.001 per share. Such number of shares represents all the shares of Common Stock outstanding as of September 16, 1999 plus the number of shares of Common Stock issuable upon the exercise of all outstanding options and warrants to purchase Common Stock, in each case as represented by the Company.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


  Amount Previously Paid: None                          Filing Party: N/A
  Form or Registration No.: N/A                            Date Filed: N/A
===============================================================================

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Item 1.  Security and Subject Company

  (a) The name of the subject company is Diatide, Inc., a Delaware corporation (the "Company"), and the address of its principal executives offices is 9 Delta Drive, Londonderry, NH 03053.

  (b) This Schedule 14D-1 relates to the offer by BXA Acquisition Company (the "Purchaser") to purchase all outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of the Company at a price of $9.50 per Share, net to seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 24, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

  (c) Information concerning the principal markets in which the Shares are traded, and the high and low sales prices of the Shares for each quarterly period during the past two years is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

Item 2.  Identity and Background

  This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation and a wholly owned subsidiary of Schering Berlin Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of Schering Aktiengesellschaft, a company organized under the laws of the Federal Republic of Germany ("AG"). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and AG is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and AG") of the Offer to Purchase and is incorporated herein by reference. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and AG is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

  During the last five years, none of the Purchaser, Parent or AG, or, to the best knowledge of the Purchaser, Parent or AG, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company

  (a) None.

  (b) The information set forth in Section 11 ("Contacts and Transactions with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Source and Amount of Funds or Other Consideration

  (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c)  Not applicable.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder

  (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotations; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company

  (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and AG"), and Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and AG"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), and Section 12 ("Purpose of the Offer; The Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 8.  Persons Retained, Employed or to be Compensated

  The information set forth in "Introduction" and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders

  Because the only consideration in the Offer and Merger (as defined in the Offer to Purchase) is cash, and in view of the amount of consideration payable in relation to the financial capability of AG and its affiliates, the Purchaser, Parent and AG believe the financial condition of AG and its affiliates is not material to a decision by a holder of Shares whether to sell, tender or hold Shares pursuant to the Offer.

Item 10.  Additional Information

  (a) None.

  (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotations; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

  (e)  None.

  (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of September 17, 1999, among the Purchaser, Parent and the Company and the Stock Purchase Agreements dated as of September 17, 1999, between the Purchaser and certain stockholders of the Company, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1) through (c)(6), respectively, is incorporated herein by reference.

Item 11.  Material to be Filed as Exhibits

  (a)(1)   Offer to Purchase.
  (a)(2)   Letter of Transmittal.
  (a)(3)   Notice of Guaranteed Delivery.
  (a)(4)   Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
  (a)(5) Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
  (a)(7)   Form of Summary Advertisement dated September 24, 1999.
  (a)(8) Text of Press Release dated September 20, 1999, issued by Parent and the Company.
  (b)      None.
  (c)(1) Agreement and Plan of Merger dated as of September 17, 1999, among the Purchaser, Parent and the Company.
  (c)(2) Stock Purchase Agreement dated as of September 17, 1999, between Alta Biopharma Partners, L.P. and the Purchaser.
  (c)(3) Stock Purchase Agreement dated as of September 17, 1999, between Medsource S.A. and the Purchaser.
  (c)(4) Stock Purchase Agreement dated as of September 17, 1999, between Neomed Fund Limited and the Purchaser.
  (c)(5)   Stock Purchase Agreement dated as of September 17, 1999, between
           Alta Embarcadero Biopharma Partners, LLC and the Purchaser.
  (c)(6) Stock Purchase Agreement dated as of September 17, 1999, between Chase Venture Capital Associates, L.P. and the Purchaser.
  (c)(7) Confidentiality Agreement dated August 23, 1999, between Parent and the Company.
  (d)      None.
  (e)      Not applicable.
  (f)      None.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 1999

                                        BXA ACQUISITION COMPANY,


                                        By  /s/ Robert A. Chabora
                                            ---------------------------
                                            Name:  Robert A. Chabora
                                            Title: President and Secretary


                                        SCHERING BERLIN INC.,


                                        By  /s/ Robert A. Chabora
                                            ---------------------------
                                            Name:  Robert A. Chabora
                                            Title: Vice President - Law


                                        SCHERING AKTIENGESELLSCHAFT,


                                        By  /s/ Klaus Pohle
                                            ---------------------------
                                            Name:  Dr. Klaus Pohle
                                            Title: Vice Chairman and CFO

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                                 EXHIBIT INDEX


Exhibit                                                                                      Page
Number                                      Exhibit Name                                    Number
------                                      ------------                                    ------
(a)(1)     Offer to Purchase.
(a)(2)     Letter of Transmittal.
(a)(3)     Notice of Guaranteed Delivery.
(a)(4)     Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)     Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and
           Other Nominees.
(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute
           Form W-9.
(a)(7)     Form of Summary Advertisement dated September 24, 1999.
(a)(8)     Text of Press Release dated September 20, 1999, issued by Parent and the Company.
(b)        None.
(c)(1)     Agreement and Plan of Merger dated as of September 17, 1999, among the
           Purchaser, Parent and the Company.
(c)(2)     Stock Purchase Agreement dated as of September 17, 1999, between Alta
           Biopharma Partners, L.P. and the Purchaser.
(c)(3)     Stock Purchase Agreement dated as of September 17, 1999, between
           Medsource S.A. and the Purchaser.
(c)(4)     Stock Purchase Agreement dated as of September 17, 1999, between
           Neomed Fund Limited and the Purchaser.
(c)(5)     Stock Purchase Agreement dated as of September 17, 1999, between
           Alta Embarcadero Biopharma Partners, LLC and the Purchaser.
(c)(6)     Stock Purchase Agreement dated as of September 17, 1999, between
           Chase Venture Capital Associates, L.P. and the Purchaser.
(c)(7)     Confidentiality Agreement dated August 23, 1999, between Parent and the Company.
(d)        None.
(e)        Not applicable.
(f)        None.